FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated April 25, 2008.

Exhibit 1

DryShips Inc. acquires  28,506,464 additional shares and now controls 66.6% of Ocean Rig ASA

April 25, 2008, ATHENS, GREECE - DryShips Inc. (NASDAQ: DRYS) today announced that it has purchased 28,506,464 additional shares of Ocean Rig ASA (OSE: OCR) at a price of NOK 45 per share.  DryShips Inc. now owns 113,539,687 shares or 66.6% of the shares and votes in Ocean Rig ASA.  The ownership of 66.67% of the shares and votes in Ocean Rig ASA gives the company effective control over matters requiring shareholder vote such as the election of directors, the purchase or disposition of assets, mergers and application for delisting from the stock exchange. Dryships will also have the power to approve major financial proposals such as the amount of dividends and the issuance of new equity securities.  As previously announced, Mr. George Economou holds 4.4% of the shares and votes in Ocean Rig ASA.

About DryShips Inc.

DryShips Inc. is an international provider of drybulk carriers. Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 46 drybulk carriers comprising 4 Capesize, 32 Panamax, 2 Supramax and 8 newbuilding Panamax vessels, with a combined deadweight tonnage of over 4 million tons.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Company Contact:

E-Mail: management@dryships.com

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc., New York

Tel. 212-661-7566

E-mail: dryships@capitallink.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although Dryships Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Dryships Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: April 25, 2008

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer